Exhibit 4.29

CONSULTING AGREEMENT

THIS AGREEMENT IS MADE as of the 3rd day of July 2023.

BETWEEN:

XORTX THERAPEUTICS INC., a company continued under the laws of British Columbia, Canada (hereinafter called the “Company”)

- and –

1282803 Ontario Inc., a company incorporated under the laws of the Province of Ontario, Canada, located at 1228 Journeys End Trail, Haliburton, ON, K0M 1S0 (hereinafter called the “Contractor”)

WHEREAS the Company has engaged the Contractor to provide certain Consulting Services to the Company as an independent contractor to the Company;

AND WHEREAS the Company wishes to continue to engage the Contractor to provide to the Company those Consulting Services and otherwise perform the duties and responsibilities as set out in Schedule “A” of this Consulting Agreement and the Contractor agrees to accept such continued engagement on the terms and conditions set out herein;

AND WHEREAS the Company and the Contractor wish to enter into this Consulting Agreement to formalize the terms and conditions of the Contractor’s engagement by the Company;

AND WHEREAS the Contractor is committed to providing those Consulting Services in a professional and competent manner, and to act in the best interests of the Company while providing them;

AND WHEREAS, as consideration for the Contractor’s agreement hereto, the Company is prepared to grant the Appointed Consultant stock options as set out at Section 5.5 hereof and other good and valuable consideration;

WHEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS
1.1	In this Agreement the following terms shall have the following meanings:
(a)

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or under common control with that other Person.  For the purposes of this definition, a Person “controls” another person if that Person directly or indirectly possesses the power to direct or cause the direction of the management or policies of that other Person, whether through the ownership of securities, by contract or otherwise;

(b)

“Agreement” means this agreement including the recitals and any schedules attached hereto which are hereby made a part hereof, as it may be amended or supplemented from time to time; and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and unless otherwise indicated, references to “Sections” or “paragraphs” are references to sections or paragraphs in this Agreement;

(c)	“Appointed Consultant” means James Fairbairn, whom the Contractor has chosen to perform the Consulting Services on its behalf and which consultant the Company has approved for that purpose;
(d)	“Board of Directors” means the board of directors of the Company;
(e)	“Change of Control” means the occurrence of any one or more of the following events:
(i)

any Person (an “Acquiror”), acquires beneficial ownership or control (including, without limitation, the right to vote or direct the voting) of any securities of the Company which, together with all securities of the Company beneficially owned, or over which control or direction is exercised, on the date of the acquisition by the Acquiror or any person acting jointly or in concert with the Acquiror ,would entitle the holder(s) of such securities to cast more than 50% of the votes attached to all of the Company’s outstanding securities which may be cast to elect directors of the Company (for purposes of the foregoing, the terms “beneficial ownership”, “control” and “acting jointly or in concert” shall be interpreted in the manner provided in National Instrument 62-104 Take-Over Bids and Issuer Bids);

(ii)

any transfer, sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, in one or more connected transactions, including, without limitation, through mergers, arrangements, amalgamations, consolidations, asset or share sale, spin-out transaction, , participating interest or joint venture interest, in, from or with respect to any property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company as at the end of the Company’s most recently completed financial quarter of the Company or (B) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other Person, in which case the Change in Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

1.1.1	(iii) “Confidential Information”
1.1.2

The Consultant shall not (either during the term of this Agreement or at any time thereafter) disclose any information relating to the private or confidential affairs of the Corporation or relating to any secrets of the Corporation to any person other than for the Corporation's purposes and, without limiting the generality of the foregoing, the Consultant shall not (either during the term of this Agreement or at any time thereafter) disclose, to any person other than for the Corporation's purposes and shall not (either during the term of this Agreement or at any time thereafter) use for his own purposes or for any purposes other than those of the Corporation any such information or secrets he may acquire in relation to the business of XORTX Therapeutics Inc. (collectively referred to as “Confidential Information”).

1.1.3

For greater clarity, Confidential Information does not include general knowledge you acquire during the term of this Agreement that is not proprietary to the Corporation, provided that such general knowledge is a product of the Consultant’s memory and unaided by data, documents, agreements, files or other materials of the Corporation in any form.

1.1.4

The Consultant shall obtain a written non-disclosure agreement in a form acceptable to the Corporation in respect of the same information and secrets referred to in Section 3.07(1) from all persons, including but not limited to any employees of the Consultant, who are in any way involved with the Consultant in the provision of consultative services to the Corporation hereunder and in the course thereof may have access to any information or secrets referred to in Section 3.07(1) and the Consultant shall provide the Corporation with executed copies of any such non-disclosure agreement.

No combination of information shall be deemed to be within any of the above exceptions, whether or not the component parts of the combination are within one or more of the exceptions set out above, unless the combination itself and its economic value and principles of operation are themselves so excepted;

a)

“Consulting Services” means those services to be provided by the Contractor to the Company during the term of this Agreement, as more particularly set forth and described in Schedule “A” attached hereto;

b)

“Event of Default” means the occurrence of any of the following events: (i) the Appointed Consultant willfully fails to substantially perform the Consulting Services (other than a failure resulting from the Appointed Consultant’s incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Contractor and the Appointed Consultant by the Company, which specifically identifies the manner in which the Company believes that the Appointed Consultant has not substantially performed the Consulting Services, and such failure continues for at least 14 days, or any other material breach of the terms and conditions of this Agreement which is not capable of remedy or, if it is capable of remedy, has not been remedied within 30 days of the Contractor receiving notice thereof from the Company, or (ii) the bankruptcy, insolvency or appointment of a receiver or other steps taken in furtherance thereof with respect to the Contractor;

c)	“Notice” means any written statement, payment, account, notice, election, direction or other writing required or permitted to be given hereunder;
d)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

e)

“Public Domain” means readily accessible to the public in a written publication, and does not include information that is only available by substantial searching of the published literature, and information the substance of which must be pieced together from a number of different publications and/or sources; and

f)

“Residual Information” means general information not specified as being confidential in nature by the Company that is in tangible form and is retained in the memory of any of the Contractor’s agents, employees or representatives who have had access to Confidential Information including ideas, concepts, know-how and techniques or business opportunities that have been considered by the Company but rejected or unsuccessfully pursued by the Company.

2.	TERM OF ENGAGEMENT
2.1

The Company engages the Contractor to provide, and the Contractor will provide the Consulting Services by means of the personal performance of the same by the Appointed Consultant with effect from July 3rd, 2023 (the “Effective Date”) on a continuing basis subject to termination by either party in accordance with the provisions of Section 8.

2.2	The Company agrees that the Consulting Services shall, unless otherwise mutually agreed between the parties, be performed by the Appointed Consultant in accordance with the provisions of Section 4.
3.	INDEPENDENT CONTRACTOR
3.1

The parties to this Agreement are independent businesses and it is intended that both parties shall retain their independence.  The Contractor shall be and shall act solely as an independent contractor in the performance of its duties and responsibilities under this Agreement.  Nothing contained in this Agreement or in the relationship of the Company and the Contractor or, for the avoidance of doubt, in the relationship between the Company and the Appointed Consultant shall be regarded or construed as creating any relationship (employer/employee, joint venture, association, or partnership) between the parties other than as expressly set forth herein.

3.2

The parties further agree that the Contractor and the Appointed Consultant are not authorized to assume or to create any obligation of any kind, express or implied, on behalf of the Company or to bind the Company in any respect whatsoever, unless otherwise expressly authorized to do so by the Company.

3.3

Subject to the Contractor’s performance of its obligations under Section 4 below the Contractor shall be free to devote to the Contractor's consulting business such portion of the Contractor’s time, energy, efforts and skill as the Contractor sees fit.

3.4

The Company acknowledges that the Contractor and/or the Appointed Consultant may provide services to other businesses and organizations, provided there is no conflict of interest and the Contractor complies with its obligations under this Agreement.

4.	CONTRACTOR’S SERVICES
4.1

The Contractor shall make available the attendance and services of the Appointed Consultant to provide the Consulting Services, plus such further and other services as may be requested by the Company and agreed to be provided by the Contractor from time to time.

4.2

The Contractor shall provide the Consulting Services in such a manner as is in the best interests of the Company and, accordingly, to make the Appointed Consultant available to provide the Consulting Services to the Company, as reasonably required by the Company.

4.3	The Contractor shall ensure that the Appointed Consultant complies with all applicable laws, regulations and the policies of the Company that are in effect from time to time.
4.4	The Contractor agrees that it:
(a)

is solely responsible for all taxes and other statutory deductions and withholdings, including, without limitation, any income taxes, employment insurance contributions, Canada Pension Plan contributions, HST remittances, workers’ compensation premiums, employer health tax, and any other similar charges with respect to the Contractor and the Appointed Consultant; and

(b)

will indemnify and hold the Company harmless from any and all claims, liabilities, damages, taxes, fines, penalties or interest sought and recovered from any governmental entity arising from the failure of the Contractor or the Company to deduct or remit any amounts owing with respect to any required taxes, statutory deductions or other withholdings as set out in paragraph 4.4(a) above in connection with the Consulting Services performed under this Agreement.

(c)

The Consultant shall pay for and maintain for the benefit of the Consultant and the Corporation, with insurers or through the appropriate government department and in an amount and in a form acceptable to the Corporation, appropriate insurance concerning the operations and liabilities of the Consultant relevant to this Agreement including, without limiting the generality of the foregoing, workers' compensation and unemployment insurance in conformity with applicable statutory requirements in respect of any remuneration payable by the Consultant to any employees of the Consultant and public liability and property damage insurance.

5.	CONSULTING FEES AND EXPENSES
5.1

The Company shall pay the Contractor CDN$ 17,128.33 per month as a base consulting fee (the “Base Monthly Fee”), plus applicable HST, payable in advance on the first business day of each calendar month;

5.2	The Contractor shall submit a monthly invoice in a form acceptable to Company.
5.3

The Company shall reimburse the Contractor for any reasonable out-of-pocket expenses incurred by the Contractor at the request of the Company.  Additionally, prior to the reimbursement of such expenses, the Company shall require the Contractor to prepare a detailed summary of the expenses incurred and submit it to the Company together with appropriate supporting receipts, invoices, and other documentation showing such information as the Company and Contractor shall from time to time agree.  The Company may make an advance to the Contractor to cover such expenses, provided that:  (i) the Contractor shall subsequently provide a detailed summary of the expenses incurred (with supporting receipts) to account for the advance, and (ii) the Contractor specifically acknowledges to repay the balance of any outstanding advance immediately upon the termination of this Agreement (irrespective of how such termination is caused), and that this repayment obligation shall constitute a debt owing by the Contractor to the Company. Any expenses greater than $250, must be approved in writing.

5.4

The Appointed Consultant shall be eligible to participate in the Company’s stock option plan, as may be amended from time to time and subject to the terms thereof, and the Contractor shall be eligible for a discretionary bonus payment up to 30% of the annual base consulting fees outlined in 5.1, to be determined in the sole and exclusive discretion of the Board of Directors.

5.5

Subject to the approval of the Board of Directors, the Appointed Consultant shall be granted options to purchase common shares in the Company, subject to the terms and conditions of the Company’s applicable stock option plan, at or around the time that this Agreement is approved, and from time to time thereafter as the Board of Directors may determine.

5.6

The Company will maintain appropriate amounts of directors and officers’ insurance coverage and will name the Contractor and the Appointed Consultant as an additional insured subject to and in accordance with the terms and conditions of such coverage.

6.	CONFIDENTIAL INFORMATION AND PROPERTY OF THE COMPANY
6.1

The Contractor’s Obligations as to Confidential Information and Materials. Confidential Information, whether in written, oral, magnetic, photographic, optical, or other form and whether now existing or developed or created during the period of the Contractor's relationship or engagement with the Company, excepting information obtained from general or public sources, is proprietary to the Company and is highly confidential in nature.

In this regard, the Contractor acknowledges that any breach of its obligations under Section

6 will cause irreparable harm to the Company for which damages cannot be reasonably calculated.  Accordingly, in the event that the Contractor breaches its obligations under Section 6, the Contractor agrees that the Company shall be entitled to obtain injunctive relief restraining any further breach without proof of actual damages or the requirement to establish the adequacy of any other remedies available to it.  In addition to injunctive relief, the Company shall also be entitled to pursue a claim for damages or any other remedies available to it in law or in equity.

6.2

Preservation of Confidential Information. During the Contractor’s relationship with the Company, the Contractor may have access to all or a portion of the Confidential Information and, as such, the Contractor will occupy a position of trust and confidence with respect to the Company's affairs and business.  The Contractor will take the following steps to preserve the confidential and proprietary nature of the Confidential Information:

(a)

Non-Disclosure. The Contractor will not at any time disclose to any Person or otherwise permit any Person to access any Confidential Information, except with the prior written consent of the Company or as specifically required in the performance of the Contractor's duties to the Company.

(b)

Prevent Disclosure. The Contractor will take all reasonable precautions to prevent disclosure of any Confidential Information and will follow all the Company's reasonable instructions to the Contractor in respect of the same.

(c)

Non-Use. The Contractor will not use, or otherwise permit any Person to use, any of the Confidential Information at any time, except with the prior written consent of the Company or as specifically required in the performance of the Contractor's duties to the Company.

(d)

Return all Materials. Upon termination of the Contractor’s relationship with the Company, for any reason whatsoever, the Contractor will deliver to the Company all copies of the Confidential Information, including, without limitation, any documentation, records, listings, notes, data, sketches, drawings, memoranda, models, accounts, reference materials, samples, machine-readable media and equipment which in any way relate to the Confidential Information, without retaining any copies.

6.3

Continuation of Confidentiality Obligations. The Contractor acknowledges and agrees that the obligations set out in this Section survive the termination of this Agreement for any reason.  The Contractor further acknowledges that the obligations set out in this Section are not in substitution for any obligations which the Contractor may now or hereafter owe to the Company and which exist apart from this Agreement and do not replace any rights of the Company with respect to any such obligations.

6.4	Communication of Confidential Information. The Contractor agrees to communicate to the Company all Confidential Information obtained in the course of performing the Consulting Services.

6.5

Appointed Consultant to be Bound. The Contractor shall ensure that the Confidential Information shall not be disclosed to any person other than to the Appointed Consultant on a need-to-know basis and the Contractor shall be responsible for any breach of this Agreement by the Appointed Consultant. If the Confidential Information is disclosed to the Appointed Consultant, the Appointed Consultant shall be informed at the time of its confidential nature and the terms of this Agreement and shall agree in writing to be bound by the terms hereof in respect of Confidential Information.

7.	INTELLECTUAL PROPERTY OF THE COMPANY
7.1

Company’s Rights. The Contractor agrees that any and all rights, title, and interest in or to any and all of the products, work product or materials produced by the Contractor or by its personnel while providing the Consulting Services shall be the exclusive property of the Company.

7.2

Work Product. The Company and the Contractor agree that the work produced by the Contractor in performance of the Consulting Services, including, without limitation, reports, technical data or studies, other information or data, documents, marketing plans, marketing information, brochures, market studies, and press materials (collectively, the “Work Product”), shall be the exclusive property of the Company.  No work produced by the Contractor shall be deemed to fall within any other classification, which would result in ownership rights of any description concerning such materials or work vesting in the Contractor. In the event any ownership rights in the Work Product are deemed to vest in the Contractor, the Contractor waives all moral rights related to such Work Product.  The Contractor agrees that any Work Product produced in the course of performing the Consulting Services under this Agreement shall not be the subject of an application for copyright, or patent by or on behalf of the Contractor and that the Contractor shall co-operate with the Company in any application for copyright or patent it deems appropriate concerning any Work Product. In the event the Consultant contributes to any patentable invention as a result of his consultative services to the Corporation hereunder, any such patentable invention shall be the exclusive property of the Corporation and the Corporation shall have the exclusive right to file patent applications in the name of the Corporation in connection therewith and the Consultant shall co-operate with the Corporation and provide all necessary assistance in the filing and prosecution of such patent applications.

7.3

Exclusion. The Contractor acknowledges that there are no ideas, trademarks, service marks, original works of authorship, or improvements to the foregoing which fall within the provisions of section 7.2 that it desires to exclude from the operation of this Agreement.  To the best of the Contractor's knowledge, it is not a party to any existing contract in conflict with this Agreement or any other contract to assign ideas, trademarks, service marks, original works of authorship to any other Person.

7.4

Disclosure. The Contractor agrees to promptly disclose to the Company all of its Work Product and hereby agrees to execute all documents or do all other acts necessary in order to enable the Company to preserve and protect its rights in the Work Product.  Regardless of whether this Agreement has been terminated, the Contractor agrees to execute, acknowledge, and deliver any instruments, and to provide whatever other assistance is required to confirm the ownership by the Company of such rights in the Work Product. Reasonable expenses incurred for such assistance shall be paid by the Company. No additional compensation shall be paid to the Contractor in respect of any of the matters referred to in this clause.

7.5

No Rights. Nothing in this Agreement shall be construed to grant to the Contractor any express or implied option, license or other rights, title or interest in or to the Confidential Information of the Work Product or obligate either party to enter into any agreement granting any such right.  If the Contractor acquires any right, title or interest in any Confidential Information or any Work Product, the Contractor hereby irrevocably assigns all such rights, title and interests exclusively to the Company.

7.6

Appointed Consultant to be Bound. The Appointed Consultant shall be bound by the terms of this Clause as if a party hereto and the Contractor shall be responsible for any breach of this Agreement by the Appointed Consultant.

8.	TERMINATION
8.1	Termination. This Agreement and the relationship created under this Agreement may only be terminated:
(a)	by the Company immediately by giving notice in writing to the Contractor and the Appointed Consultant of the occurrence of an Event of Default;
(b)

by the Company immediately by giving notice in writing to the Contractor by the Company if the Appointed Consultant ceases to be employed by the Contractor or is otherwise unavailable to provide the Consulting Services, provided that if the Appointed Consultant is unavailable as a result of mental or physical illness for a period of more than 60 days and written notice of termination is given by the Company to the Contractor and the Appointed Consultant;

(c)	by either party by notice in writing given to the other party not less than thirty days prior to the effective date of termination.
(d)	Termination on Death of Consultant

This Agreement shall be terminated upon the death of the Consultant.

8.2

Termination by the Company.  In the event that the Company terminates this Agreement the Company agrees to pay to the Contractor, in a single lump sum termination payment, the sum of one month of the Base Monthly Fee in effect at the time of the notice of termination.

9.	NOTICE
9.1

Unless otherwise permitted by this Agreement, all notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been fully given if delivered:  (i) personally to the party to whom the notice or other communication is directed, (ii) by email, or (iii) by courier to the following address:

Notice to the Company:

XORTX Therapeutics Inc.

3710, 33 Street NW, Calgary

Alberta T2L 2M1

Attention:Allen Davidoff, President, CEO and, Director

E-mail:adavidoff@xortx.com

Notice to the Contractor:

1228 Journey’s End Trail

Haliburton, Ontario K0M 1S0

Attention:James Fairbairn

E-mail :j.fairbairn@outlook.com

Either party may change its address for service from time to time by providing written notice to the other party in accordance with this section.

10.	GOVERNING LAW
10.1

The parties agree that this Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Each of the Company and the Contractor irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in connection with any dispute, claim or proceeding arising under this Agreement or the Contractor’s performance of the Consulting Services.

11.	OTHER ITEMS

The following options that were granted to James Fairbairn be re-registered to 1282803 Ontario Inc.

	Grant date	Expiry date	Exercise price	Options granted
Fairbairn, James				30,000

If the Consultant is terminated as the CFO by the Company before the options expire, the Consultant will continue to provide services to the Company for a period of five years at a rate of $1.00 per year.

12.	MISCELLANEOUS
12.1

This Agreement, together with any other documents incorporated herein by reference and related exhibits and schedules, contains the entire understanding and agreement between the parties with respect to the Consulting Services to be provided by the Contractor and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

12.2

The rights and obligations of the parties set out under Sections 4.4, 5.1, 5.3, 5.4, 6, 7, 8, 10 and 10.1 of this Agreement survive the termination of this Agreement insofar as is necessary to give full effect to the terms hereof.

12.3	This Agreement shall be assignable by the Company to any third-party, but not by the Contractor without the express written consent of the Company.
12.4	Any changes or amendments to this Agreement must be expressly approved in writing by both parties hereto.
12.5

In the event that any provision in this Agreement is determined by a court of competent jurisdiction to be void or unenforceable in whole or in part, it shall be deemed to be severed from this Agreement.  However, any such determination will not impair or affect the validity or enforceability of any other covenant or provision contained in this Agreement, and this Agreement shall be construed as though such invalid or unenforceable provision were omitted.

12.6

Each of the Company and the Contractor agree that they had the opportunity to obtain, or did obtain, independent legal advice prior to executing this Agreement.  Both parties acknowledge and agree that the terms of this Agreement are fair and reasonable.

IN WITNESS WHEREOF the parties have executed this Agreement with effect from the date first written above.

XORTX THERAPEUTICS INC.

Per:	/s/ Allen Davidoff
Allen Davidoff
President, CEO and, Director

1282803 Ontario Inc.

Per:	/s/ James Fairbairn
James Fairbairn

SCHEDULE “A”

Scope of Work A

1.-Act as the Company’s Interim CFO including:

a) Work with our outsourced accounting group and corporate secretary to prepare and ensure timely filling of all compliance materials.

b) Investor relations support such as press releases, company presentations, investor meetings.

c) Business planning, including preparation of financial forecast and budget for the business and support in evaluating new business opportunities.

Fees for Scope of Work A:

CAD$ 205,540 per year plus HST, with commitment as required.

Scope of Work A has a one-year term and renews automatically for subsequent one-year terms. It can be cancelled by either party on 90 days notice.

Scope of Work B

1.-Strategic financial guidance – modelling of business and new opportunities, evaluation of financing alternatives, participation, and support of partnering and licencing negotiations.

Fees for Scope of Work B:

Grant of stock options in the company to purchase 30,000 shares which will vest equally over 36 months.

Scope of Work B has a one-year term and is cancelable by either party at the end of the term with 12 months notice and renews automatically for successive one-year terms.